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UNIT[ED STATES]
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRAIG-HALLUM CAPITAL GROUP LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 SOUTH 9TH ST., SUITE 350
(No. and Street)

MINNEAPOLIS MINNESOTA 55402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH J. PLESE 612-334-6323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

90 SOUTH 7TH ST. MINNEAPOLIS MINNESOTA 55402
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph J. Plese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig-Hallum Capital Group LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Craig-Hallum Capital Group LLC

Notary Public

PATRICIA S. BARTHOLOMEW
NOTARY PUBLIC - MINNESOTA
My Commission Expires January 31, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG-HALLUM CAPITAL GROUP LLC

Financial Statement

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

CRAIG-HALLUM CAPITAL GROUP LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Member
Craig-Hallum Capital Group LLC:

We have audited the accompanying statement of financial condition of Craig-Hallum Capital Group LLC as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Craig-Hallum Capital Group LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 20, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

CRAIG-HALLUM CAPITAL GROUP LLC

Statement of Financial Condition

December 31, 2014

Assets		**2014**
Cash and cash equivalents	$	11,569,904
Receivables from brokers, dealers, and others		16,671,950
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $1,223,757)		646,152
Deposits with clearing broker		103,588
Securities owned:		
Marketable, at market value		14,388
Not readily marketable, at estimated fair value		275
Prepaid expenses		351,629
Other receivables		134,801
Lease deposits		77,566
Total assets	$	29,570,253
Liabilities and Member's Equity		
Liabilities:		
Accrued employee compensation and benefits	$	21,322,448
Payable to brokers, dealers, and others		327,753
Distributions payable to Member		1,200,000
Accounts payable		891,904
Total liabilities		23,742,105
Member's equity		5,828,148
Total liabilities and member's equity	$	29,570,253

See accompanying notes to statement of financial condition.

(1) Description of Business

Craig-Hallum Capital Group LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (CHH), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and money market securities. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in principal transactions revenues. All securities owned are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

The Company owns investment securities that are not readily marketable for varying periods of time. These securities are recorded at their estimated fair value at the end of each accounting period, with the resulting changes in value reported as realized and unrealized gains (losses) on not readily marketable securities. The fair value of an investment security is determined in good faith using procedures established by the Company, which may include using a prevailing market rate. The Company values its securities owned by using a market approach,

including available market information, as available. For securities without available market information, the Company analyzes other facts and circumstances to determine its best estimate of fair value.

All trading securities are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable leases. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) Income Taxes

The Company is a wholly owned, limited liability company and does not file its own income tax returns. The sole member of the Company is CHH, which is taxed as a partnership, and the results of the Company's operations are included in the CHH partnership tax returns. As a partnership, CHH does not generally pay any income taxes since all income or loss flows through to its members. Accordingly, the Company has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition. CHH does incur immaterial amounts of state franchise and withholding taxes, which are reimbursed by the Company. The Company has therefore adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, in accounting for these items. The tax returns of the Company can be examined by the relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the date they are filed. The Company has evaluated the implications of (ASC) Topic 740, *Income Taxes,* for all open tax years and has determined there is no tax impact to the Company's statement of financial condition as of December 31, 2014.

(f) Fair Value Measurements

Fair value measurements accounting standards establish an authoritative definition of fair value, set out a framework for measuring fair value, and require additional disclosures about fair value measurements. The Company's assets and liabilities are classified using the three-tier fair value hierarchy as summarized below. The Company's asset holdings subject to Level 2 and Level 3 valuation are immaterial to the overall financial statement presentation.

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is determined using other significant observable inputs for identical or similar instruments.

Level 3 – Valuation is determined using significant assumptions not observable in the market.

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2014:

		Quoted prices in active markets for identical assets or liabilities (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value at December 31, 2014
Cash and cash equivalents	$	11,569,904	—	—	11,569,904
Securities owned		14,388	—	275	14,663

The following is a reconciliation of the fair valuations using significant unobservable inputs for the Company during the year ended December 31, 2014:

Beginning balance at December 31, 2013	$	2,729
Purchases		136,549
Total realized and unrealized losses		(139,003)
Ending balance at December 31, 2014	$	275
The amount of total gains or losses for the period included in operations attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$	(136,499)

There were no transfers between Level 1, Level 2, and Level 3 during the year ended December 31, 2014.

Level 3 valuation is immaterial to the overall financial statement presentation and consists primarily of warrants that are valued based on the price of the underlying stock.

(3) Receivables from Brokers, Dealers, and Others

Amounts receivable from brokers, dealers, and others at December 31, 2014 consist of the following:

		2014
Receivable from clearing organization	$	15,729,154
Fees and commissions receivable		942,796
	$	16,671,950

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(4) Securities Owned

Marketable securities owned consist of trading securities at market value as follows:

		2014
Corporate stocks	$	14,388

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2014, these equity securities were valued at $275.

(5) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases varying from one to five years, with certain renewal options for like terms.

At December 31, 2014, the Company's future minimum rental commitments based upon the terms (excluding escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

2015	$	345,045
2016		357,535
2017		365,751
2018		286,263
2019		216,801
Later years		—
	$	1,571,395

(6) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (the Plan) for which the Company is the plan administrator. Tax Sheltered Compensation, Inc. acts as a third-party administrator and as such provides recordkeeping services on a plan-year basis. The Plan covers substantially all employees.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2014, the Company had net capital of approximately $4,299,045 which was $2,716,238 in excess of the amount required to be maintained at that date.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Related-Party Transactions

The Company declared and distributed $6,900,000 to the Member for the year ended December 31, 2014.

(10) Subsequent Events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued, which was February 20, 2015.